Consent of Independent Auditors

We consent to the incorporation by reference in this Annual Report (Form 10-K) of Stamford Towers Limited Partnership of our report dated January 27, 1997, included in the 1996 Annual Report of Stamford Towers Limited Partnership.

Our audit also included the financial statement schedule of Stamford Towers Limited Partnership listed in Item 14(a). This schedule is the responsibility of the Partnership's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

                                        ERNST & YOUNG LLP


Boston, Massachusetts
January 27, 1997